# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Galiano Gold Inc., CIK 0001377757
CUSIP: 36352H100
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 680-1066 West Hastings Street, Suite 1640, Vancouver, British Columbia Canada (A1), V6E 3X2
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-006315
Filed by CIK 0001280493

## Reporting persons
- Sun Valley Gold LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,150,507; sole dispositive power 0; shared dispositive power 7,150,507; aggregate amount beneficially owned 7,150,507 (2.8% of the class)
- Pamedo Holdings LLLP: type of reporting person: partnership (PN); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,150,507; sole dispositive power 0; shared dispositive power 7,150,507; aggregate amount beneficially owned 7,150,507 (2.8% of the class)
- Peter F. Palmedo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,150,507; sole dispositive power 0; shared dispositive power 7,150,507; aggregate amount beneficially owned 7,150,507 (2.8% of the class)

## Item 1. Issuer
Name of issuer: Galiano Gold Inc.
Address of issuer's principal executive offices: 680 - 1066 West Hastings Street, Suite 1640, Vancouver, British Columbia, Canada V6E 3X2

## Item 2. Person Filing
Name of person filing:
Sun Valley Gold LLC
Palmedo Holdings LLLP
Peter F. Palmedo
Address of principal business office or, if none, residence:
Sun Valley Gold LLC
620 Sun Valley Road, 2nd Floor
P.O. Box 2211
Ketchum, ID 83340

Palmedo Holdings LLLP
620 Sun Valley Road, 2nd Floor
P.O. Box 2211
Ketchum, ID 83340

Peter F. Palmedo
620 Sun Valley Road, 2nd Floor
P.O. Box 2211
Ketchum, ID 83340
Citizenship:
Sun Valley Gold LLC - Delaware
Palmedo Holdings LLLP - Other - Nevada
Peter F. Palmedo - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Sun Valley Gold LLC - 7,150,507
Palmedo Holdings LLLP - 7,150,507
Peter F. Palmedo - 7,150,507
Percent of class:
Sun Valley Gold LLC - 2.8%
Palmedo Holdings LLLP - 2.8%
Peter F. Palmedo - 2.8%
Sole power to vote or to direct the vote:
Sun Valley Gold LLC - 0
Palmedo Holdings LLLP - 0
Peter F. Palmedo - 0
Shared power to vote or to direct the vote:
Sun Valley Gold LLC - 7,150,507
Palmedo Holdings LLLP - 7,150,507
Peter F. Palmedo - 7,150,507
Sole power to dispose or to direct the disposition:
Sun Valley Gold LLC - 0
Palmedo Holdings LLLP - 0
Peter F. Palmedo - 0
Shared power to dispose or to direct the disposition:
Sun Valley Gold LLC - 7,150,507
Palmedo Holdings LLLP - 7,150,507
Peter F. Palmedo - 7,150,507

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Sun Valley Gold LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Shares, no par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- Sun Valley Gold LLC: /s/ Peter F. Palmedo, Peter F. Palmedo/Managing Member (08/13/2025)
- Pamedo Holdings LLLP: /s/ Peter F. Palmedo, Peter F. Palmedo/General Partner (08/13/2025)
- Peter F. Palmedo: /s/ Peter F. Palmedo, Peter F. Palmedo (08/13/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.